Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel     : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

March 26, 2019

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124		Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Appointment of Mr. Allan Oberman (DIN: 08393837) as an Additional Director, categorized as Independent, on the Board of the Company

Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we would like to inform you that Mr. Allan Grant Oberman (DIN: 08393837) has been appointed as an Additional Director, categorized as Independent, on the Board of Dr. Reddy's Laboratories Ltd., for a period of five years, effective March 26, 2019. His appointment is subject to approval of shareholders.

Mr. Oberman served as the Chief Executive Officer of Concordia International Corp. from November 2016 until May 2018.

In his career of more than 35 years he also served as CEO of Sagent Pharmaceuticals Inc., and President and CEO of Teva Americas Generics, a subsidiary of Teva Pharmaceutical Industries Ltd.

Prior to that, Mr. Oberman served as President of Teva EMIA, where from 2010 to 2012 he had responsibility for Eastern Europe, Middle East, Israel and Africa. From 2008 to 2010, he served as the Chief Operating Officer of the Teva International Group, and from 2000 to 2008, he served as the President and CEO of Teva Canada (formerly Novopharm Ltd.)

From 1996 to 2000, Mr. Oberman was the President of Best Foods Canada Inc.

Mr. Oberman was also Vice Chairman of the Association for Accessible Medicines, Chairman of the Canadian Generic Pharmaceutical Association, and served on the Associate Board of the Canadian Association of Chain Drug Stores, and was a member of the Board of Directors of the Baycrest Centre Foundation, the Electronic Commerce Council, and the Food and Consumer Products Association of Canada.

He holds a MBA from the Schulich School of Business, York University, Toronto and a BA from Western University, London.

Mr. Oberman is not related to any of the Directors on the Board of the Company. Further to Stock Exchange Circular dated July 20, 2018, it is hereby confirmed that Mr. Oberman is not debarred from holding the office of director by virtue of any SEBI order or any other such authority.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)